



EASTMAIN
RESOURCES INC.

THIRD QUARTERLY REPORT FOR THE PERIOD ENDING – July 31, 2009

Eastmain Resources Inc. ? Exploration, Discovery, Profitability.

Your Company is well funded with 100% ownership of two gold deposits, as well as an early-stage discovery, located near a future mining operation in James Bay, Québec. Our current drilling campaigns together with rising precious metal prices continue to build shareholder value.

During the third quarter, the Company's primary exploration focus was the continued expansion of the Eau Claire gold deposit at Clearwater. Field work commenced on our wholly-owned Radisson project, which is located in James Bay, Québec, 115 kilometres northwest of Goldcorp's 5.3-million-ounce Roberto Gold deposit. Exploration also began on the Company's 100%-owned Eastmain Mine property. Subsequent to the end of the reporting period, drilling started at the Éléonore South joint venture, a discovery in partnership with Goldcorp Inc. and Azimut Exploration Inc.

Clearwater Project

Eastmain completed four diamond drill holes at Clearwater during the third quarter, for a total of 1590.1 metres, within the upper third of the Eau Claire Gold deposit. A 10,000-metre program is in progress and drilling is expected to continue throughout the fourth quarter, with the objective of establishing a measured resource for the upper third of the deposit. The Company expects to release assay results for groups of holes during the fourth quarter. Over the past 20 months 129 HQ drill holes, for a total of 23,310 metres, have been completed to expand and define the gold resource within the top portion of the deposit. **The average grade from 100 gold-bearing vein intervals sampled during this drilling is 40.4 g/t Au (1.18 ounces per ton) across an average width of 1.2 metres.** Metallurgical testing to characterize the milling and recovery parameters of the Eau Claire deposit is ongoing at SGS Lakefield Research Limited.

Eastmain Mine Project

In preparation for an extensive winter diamond drill program, geological mapping, prospecting and soil geochemical sampling along the 10-kilometre-long mine horizon is on track at the Eastmain Mine property. Previous drilling by Placer Development Ltd., and others, intersected an average grade of 18.92 g/t gold or 0.55 ounces per ton gold (Au), 16.06 g/t silver (Ag) and 0.24% copper (Cu) across 3.96 metres from 106 drill holes. Exceptional drill results within the deposit include **53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet**. There is excellent potential to expand the known gold resource and find additional discoveries on this property.

Radisson Project

Geological mapping, prospecting and soil geochemical sampling completed at Radisson during the quarter have focused on several known gold zones, previously defined in the 1980's and 90's. The Radisson property straddles the same structural and stratigraphic break as Goldcorp's Roberto Gold deposit. Previous rock sampling outlined two gold zones, each 350 metres in length, containing elevated gold values ranging from <1 to 10 g/t Au. The property extends for a length of 24 kilometres and limited historical exploration has detected anomalous gold values in rock throughout the claim group.

Éléonore South JV Project

A 3,500-metre diamond drill program currently underway at Éléonore South is being funded equally by Goldcorp and Eastmain. Drilling will continue to test a highly prospective sedimentary-hosted gold horizon defined within the JT Discovery area and beyond. Seven holes totaling 1,863 metres have been completed to date. The JT Discovery, comprises a large area underlain by altered and mineralized sedimentary rocks, similar to the rocks hosting Goldcorp's Roberto Deposit. Detailed geological mapping elsewhere on this 147-square-kilometre property may define additional targets for drilling.

Financial

The Company has $17.1 million in available funds for exploration, comprised of approximately $13.85 million cash and cash equivalents, $1.57 million in short-term marketable securities and $1.64 million in long-term marketable securities. $300,000 in exploration rebates are also due from the Province of Québec. 2009 exploration expenditures completed within the James Bay region of Québec will be eligible for rebate to the Corporation in 2010. The Company will file for these rebates.

As at July 31, 2009 there were 86.01 million shares issued, 6.86 million warrants outstanding at an average exercise price of $1.91 per share and 5.42 million options issued at an average exercise price of $0.80 per share.

Outlook

Your Company has sufficient funds to continue its exploration programs for the foreseeable future. Our $4.4-million exploration budget is focused on expanding high-grade gold resources at Eau Claire, testing the Éléonore South JV and advancing the Eastmain Mine project to a drill stage, while other key projects move towards the discovery of new resources.

Drilling at Eau Claire and Éléonore South will continue in the fourth quarter. Current field work underway at Eastmain Mine will provide targets for a winter drill program.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
September 10, 2009

All scientific and technical data disclosed in this report has been prepared under the supervision of, and verified by Dr. Donald J. Robinson, a "qualified person" within the meaning of National Instrument 43-101. For further details on the properties of the Corporation, please refer to the 2007 Annual Information Form available on SEDAR at www.sedar.com .

Forward-Looking Statements

Certain information set forth in this letter may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Corporation, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements (the "interim consolidated financial statements") of Eastmain Resources Inc. (the "Company" or "Eastmain") for the nine months ended July 31, 2009 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated September 10, 2009.

Corporate Overview

The Company, incorporated under the laws of Ontario, and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mining, exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc, within Canada.

The Company is primarily focused on gold exploration in the Eastmain/Opinaca area of James Bay, Québec, a region that is becoming one of Canada's most important areas for mineral exploration and discovery. Goldcorp Inc.'s ("Goldcorp's") purchase in 2006 of the Éléonore property and the Roberto gold deposit from Virginia Mines Inc., in a transaction valued at US$406 million (Goldcorp 2006 First Quarter Report), created renewed interest in the exploration of the frontiers of James Bay. The Company holds 12 properties covering over 1,200 km^2 in this new mining district, including 100% interest in both the Clearwater Project, which hosts a gold resource referred to as the Eau Claire gold deposit, and the Eastmain Mine property, which also contains a gold resource.

In May of 2006, Goldcorp, Eastmain and Azimut Exploration Inc. ("Azimut") formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, to form what is now referred to as the Éléonore South Property. Goldcorp also increased its ownership in Eastmain and extended its strategic alliance with the Company into 2011. Goldcorp currently holds 8.8% of Eastmain's common shares.

In February 2007, the Company acquired 100% interest in the Eastmain gold deposit, which hosts a resource of 255,700 ounces gold (measured and indicated) and 4.1 million pounds of copper. The total gold resource comprises measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold, (Source: Campbell Resources Inc. 2004 Annual Report, Alain Blais VP Geology and Development - Qualified Person). These resources are historical estimates and may not be National Instrument 43-101 compliant.

In May 2007, Eastmain and Goldcorp signed a confidentiality agreement on the Clearwater Project for the purposes of data sharing and providing technical support in a preliminary economic evaluation of the Eau Claire gold deposit.

In February 2008, Les Mines Opinaca Ltée. ("Opinaca"), a wholly-owned subsidiary of Goldcorp, expressed its intention to increase its interest by 6.67% in the Éléonore South joint venture, to a total of 40%. To earn the additional interest, Opinaca had an option to fund exploration expenditures and prepare a bankable feasibility study by June 2015. Opinaca retained Eastmain as project manager, for a management fee based on a percentage of exploration costs. In January 2009, Opinaca withdrew from its option to fund a bankable feasibility study in favour of funding continuing exploration as a 3-way joint venture. Eastmain as the project operator, proposed a 2009 exploration budget for Eléonore South to which Azimut declined participation. Eastmain and Goldcorp will proceed with a $1.6 million exploration budget, which upon completion, will result in the dilution of Azimut's interest in the property by approximately four percentage points.

The Company has formed joint-venture partnerships or strategic alliances with a number of senior mining companies, including Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. and Goldcorp, in order to capitalize on the senior explorers' technical, financial and marketing expertise.

The Company holds a 70% interest in a district-scale exploration project in joint venture with Xstrata in Northeastern Ontario. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total consolidated assets were $43.4 million as at July 31, 2009 ($45.4 million on October 31, 2008 and $45.8 million as at July 31, 2008). During the nine months ended July 31, 2009, the Company raised net cash proceeds of $206,107 through the issue of shares and received a cash payment of $2.2 million for resource investment tax credits. During this same period, the Company invested $2.4 million in gross exploration expenditures. During the nine months ended July 31, 2008, the Company raised $19.1 through the issue of share capital, received $1.5 million in resource investment tax credits and invested $2.5 million in exploration expenditures.

The Company holds 100% interest in the Clearwater Project, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM Inc. Eastmain also holds an option to purchase one-half of the NSR for $1 million.

Exploration expenditures on wholly-owned properties are discretionary. As operator and manager of the Company's joint-ventures, Eastmain can propose exploration programs at its discretion. Should the partners not elect to participate, they dilute their interest at prescribed rates according to their relative joint venture agreements. As per the Éléonore South joint venture agreement, each partner is required to contribute its one-third share of any proposed exploration expenditures for the Éléonore South project. Azimut Exploration Inc. has elected not to participate in the 2009 proposed drill program at Éléonore South. As a result, on completion of the proposed program, its interest will be diluted approximately four percentage points as prescribed in the joint-venture agreement. Both Eastmain's and Goldcorp's interests in the property will increase to approximately 35% at that time. Eastmain's budget for its share of the 2009 exploration work program has been approved at $0.83 million.

In 2006, Eastmain, Azimut and Goldcorp formed a 3-way joint venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create the Éléonore South Property. In January 2009, Goldcorp withdrew from its option to fund a bankable feasibility study in favour of funding continuing exploration as a 3-way joint venture, with Eastmain as the project operator.

The Eastmain Mine property was acquired in February 2007 from Campbell Resources Inc. through the Company's wholly-owned subsidiary, Eastmain Mines Inc., at a total consideration of $4.3 million in cash, shares and purchase warrants. In July 2008, 500,000 purchase warrants were exercised, generating proceeds to the Company of $750,000. Campbell Resources Inc. retains a 2% NSR on the mine property. Eastmain holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely over the short term in recent years and short-term wide fluctuations are expected to continue. For most of the 1990's, the market price of gold was above US$350 per ounce. It fell to US$260 per ounce in 2000 and since January 2001 has shown a general upward trend. In early 2008 the price of gold rose to US$1,002, and has since retreated to a range between US$850 and US$1,000 per ounce. Although world markets may experience volatility in the short term, the long-term outlook for gold remains bullish.

Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. The price of gold is typically quoted in US dollars. Exchange fluctuations between the US dollar and the Canadian dollar may impact the Company's intrinsic value, however, the Company's geographic area of operations is Canada and its revenues and expenditures are almost entirely denominated in Canadian dollars. A portion of the Company's exploration expenditures such as fuel and transportation are impacted by changes in the price of oil.

See the Company's annual information form filed on SEDAR for a full list of the Company's risk factors.

Results of Operations

During the third quarter the Company's primary exploration focus was the continued expansion of the Eau Claire gold deposit at Clearwater. Field work also commenced on our 100%-owned Eastmain Mine property and the wholly-owned Radisson project, which is located in James Bay, Quebec 115 kilometres northwest of Goldcorp's 5.3-million-ounce Roberto Gold deposit.

Four diamond drill holes were completed at Clearwater during the third quarter, for a total of 1590.1 metres of drilling all within the upper one-third of the Eau Claire Gold deposit. A 10,000-metre program is in progress and drilling is expected to continue throughout the fourth quarter. The Company expects to release assay results in groups of holes during the fourth quarter. Over the past 20 months, 129 HQ drill holes, for a total of 23,310 metres, have been completed to expand and define the gold resource within the top portion of the deposit. **The average grade from 100 gold-bearing vein intervals is 40.4 g/t gold (1.18 ounces per ton) across an average width of 1.2 metres.** Metallurgical testing with the objective of determining the fundamental milling and recovery parameters of the deposit is also underway.

The deposit is characterized by abundant very-fine-grained, "flour-sized" gold particles within vein and schist zones. The gold at Eau Claire is not normally visible to the naked eye. When gold grains can be seen and counted, positive assays can generally be expected. Visible gold in core confirms the high-grade nature of this deposit.

Geological mapping, prospecting and soil geochemical sampling completed during the quarter at the Radisson project have focused on several known historical gold zones. The Radisson property straddles the same structural and stratigraphic break as Goldcorp's Roberto Gold deposit. Previous rock sampling outlined two gold zones, each 350 metres in length and containing elevated gold values ranging from less than 1 to 10 g/t Au.

Exploration is underway on the Eastmain Mine property. Geological mapping, prospecting and soil geochemical sampling along the 10-kilometre-long mine horizon will provide targets for an extensive winter diamond drill program. Previous drilling by Placer Development Ltd. and others intersected an average grade of 18.92 g/t gold or 0.55 ounces per ton gold (Au), 16.06 g/t silver (Ag) and 0.24% copper (Cu) across 3.96 metres from 106 drill holes. Exceptional drill results within the deposit include **53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet.**

At the Éléonore South Joint Venture, a 3,500-metre diamond drill program initiated subsequent to the end of the quarter is currently underway. This phase of drilling, funded equally by Goldcorp and Eastmain, will continue to test the highly prospective, sedimentary-hosted gold horizon defined in the JT Discovery Area.

Financial Overview

The Company does not earn any significant revenue from consolidated operations. Interest is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Other income is derived from management fees and charges for the use of Company facilities by third parties. Interest and other income was $12,241 for the three months ended July 31, 2009 (year-to-date: $110,929) and $78,536 for the three months ended July 31, 2008 (year-to-date 2008: $185,440). During the nine months to July 31, 2009 the Company has had more funds at its disposal to invest than during the comparative nine-month period, however, prevailing interests rates are at historic lows. Some longer-term, higher yielding bonds have been retracted by the borrowers where call provisions existed, leaving the Company with additional funds that can only be reinvested at lower rates.

In accordance with Canadian GAAP, some significantly large, non-cash, income and expense items are recorded through the Company's consolidated financial statements. Net loss for the three months ended July 31, 2009 was $632,959 (year-to-date: $1,042,004) compared to a net loss of $174,903 for the three months ended July 31, 2008 (year-to-date 2008: $513,414). The net loss for the nine months ended July 31, 2009 included a non-cash expense of $498,100 for the Black-Scholes value of stock option compensation granted. By comparison, the net loss for the nine months ended July 31, 2008 included a non-cash expense of only $40,200 for stock option compensation and a non-cash recovery of future income taxes of $53,700, arising from the renunciation of resource expenditures in favour of flow-through share investors. Those non-cash items were derived from the flow-through placement with directors, officers, employees and other service providers completed in December 2007. Under the accounting standard regarding the income component of flow-through shares, a part of the equity raised from flow-through shares is apportioned to a future tax liability, based on an estimate of the value of future income tax recoveries, otherwise available to the Company, that are being transferred to the shareholder. The 2007 flow-through transaction resulted in an income statement recovery because the Company's actual cost of its assets exceeded its tax cost for those assets. The December 2008 issue of flow-through shares created an additional future income tax liability of $43,605

(a total future income tax liability of $97,305 for the nine-month period ended July 31, 2009) because the Company's actual cost of its assets was less than its tax cost for those assets.

In the third quarter of 2009, the Company granted and issued 850,000 stock options in accordance with its stock option compensation plan in the third quarter. In the comparative fiscal year, stock option compensation was granted and recorded in the fourth quarter.

At the time of this report, interest rates are at historically low levels. As a result of current market uncertainties, the Company is holding a larger than usual cash balance in an interest-bearing bank account, which maintains its liquidity. Where call provisions exist in the bonds held by the Company, the call provisions are being exercised, forcing the Company to reinvest funds at lower rates of interest. The Company's investment in bonds at July 31, 2009 was $2.7 million at cost. The average rate of return for the fiscal year ended October 31, 2008 was 4.24%. With the current uncertainty in the financial markets, the Company has been investing in short-term instruments only. Current short-term interest rates are less than 1%.

With the exception of some promotional expenditures incurred in foreign currencies, all administrative and exploration expenditures are denominated in Canadian dollars. As such, these costs have little exposure to foreign exchange fluctuations.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

Third Quarter Financial Review – Results of Operations

In accordance with Canadian GAAP, the Company defers the cost of acquisition and exploration expenditures on mining claims. These expenditures represent 60% of the Company's spending for the three months ended July 31, 2009 (year-to-date 83%) and 54% for the three months ended July 31, 2008 (year-to-date 2008; 81%).

For the three months ended July 31, 2009 general and administrative expenses, including costs for advertising and promotion, were less than the comparable period last year. The cost of advertising and promotion is not incurred evenly throughout the year. Corporate services and stock exchange fees for the quarter were less than the comparative quarter last year. Higher than usual costs last year resulted from the issue of shares and higher trading volumes on the stock exchange. Shareholder information costs were higher for the quarter largely due to higher costs associated with Annual General Meeting requirements and general regulations regarding accountability and shareholder reporting. During the fiscal quarter ended July 31, 2009 there was a non-cash expenditure of $498,100 for stock option compensation. Last year stock option compensation was issued and recorded in the fourth quarter.

Selected Quarterly Information

	Quarter ended 07/31/2009	**Quarter ended 04/30/2009**	**Quarter ended 01/31/2009**	**Quarter ended 10/31/2008**
Interest / other Income	$ 12,241	$ 48,947	$ 49,741	$ 123,494
Net Income (loss)	$ (632,959)	$ (276,592)	$ (132,453)	$ (1,329,520)
Per share basic	$(0.0074)	$(0.0032)	$(0.0015)	$(0.0178)
Per share diluted	$(0.0074)	$(0.0032)	$(0.0015)	$(0.0056)
Trading Range of Shares				
High	$1.35	$1.15	$1.09	$1.55
Low	$0.89	$0.80	$0.55	$0.48
	Quarter ended 07/31/2008	**Quarter ended 04/30/2008**	**Quarter ended 01/31/2008**	**Quarter ended 10/31/2007**
Interest / other Income	$ 78,536	$ 75,156	$ 31,748	$ 52,452
Net Income (loss)	$ (174,903)	$ (136,703)	$ (201,808)	$ (109,326)
Per share basic	$(0.0022)	$(0.0018)	$(0.0015)	$(0.0019)
Per share diluted	$(0.0022)	$(0.0018)	$(0.0015)	$(0.0019)
Trading Range of Shares				
High	$1.87	$1.55	$0.92	$0.77
Low	$1.10	$0.75	$0.63	$0.57

Risks and Uncertainties

Exploration and Development Risks

The business of exploration for minerals involves a high degree of risk. Major expenses may be required to establish ore resources and reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that current exploration programs will result in profitable mining operations.

Financing Risks

The Company has limited financial resources, no operating cash flow and no assurance that sufficient funding will be available to it for future exploration and development of its projects, or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects, possibly resulting in the forced sale or loss of such properties. The Company at some point will require additional financing for ongoing exploration, however, management believes that there are sufficient funds on hand to continue its exploration program on current projects for approximately five years.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has a policy, described in Note 2b to the Audited Consolidated Financial Statements, whereby the carrying amounts of exploration properties are reviewed for events or changes in circumstances that suggest that the carrying amount may not be recoverable.

The Company and Azimut had letters of agreement for two claim blocks, Opinaca C and Opinaca D ("Azimut C and Azimut D"), held by Azimut and located in the Éléonore district. According to the original agreements, Eastmain could acquire 50% interest in the properties during a five-year period and acquire an additional 15% interest upon delivery of a bankable feasibility study.

Under the terms of the Opinaca C agreement, Eastmain had the option to earn a 50% interest in Block C from Azimut during a five-year period through total cash payments of $160,000 and the issuance of 30,000 common shares of the Company. In April 2006, Eastmain, Azimut and Goldcorp formed a 3-way joint venture by combining Azimut's mining claims from the Opinaca C Block and selected mining claims from Goldcorp's Éléonore claim block to create a new property, referred to as the Éléonore South project. The 3-way joint venture agreement, which supercedes the Azimut Opinaca Block C agreement, is also described in Note 7c to the Audited Consolidated Financial Statements.

Eastmain also had the option to earn a 50% interest in the Opinaca D project from Azimut by making total cash payments of $140,000, issuing 45,000 common shares of the Company, and completing $1.9 million in total work expenditures over the five-year term of the agreement, of which an aggregate of $900,000 in work expenditures was required to be completed prior to the third anniversary of the agreement. Eastmain made cash payments of $55,000, issued 45,000 common shares of the Company to Azimut and satisfied its work expenditure commitments for the third year anniversary. In January 2009, the Company elected to withdraw from its option in the Opinaca D project with no further financial obligations. Deferred exploration expenditures of $847,219 related to this project were written-off in the fiscal year ended October 31, 2008.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures for the last eight quarters are as follows:

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 07/31/2009**		**Quarter ended 04/30/2009**		**Quarter ended 01/31/2009**		**Quarter ended 10/31/2008**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**169**	54	**1,250**	83	**140**	23	**1,913**	67
Eastmain Mine	**40**	13	**56**	4	**6**	1	**77**	3
Éléonore South	**32**	10	**22**	1	**69**	11	**75**	3
Xstrata JV	**7**	2	**37**	2	**277**	45	**4**	0
Azimut C	**0**	0	**80**	5	**0**	0	**2**	0
Ruby Hill	**(2)**	0	**21**	1	**26**	4	**788**	27
Reservoir	**5**	1	**2**	0	**3**	1	**8**	0
Radisson	**79**	25	**2**	0	**20**	3	**1**	0
Other	**(16)**	(5)	**40**	3	**73**	12	**1**	2
	314	100	**1,510**	100	**614**	100	**2,869**	100

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 07/31/2008**		**Quarter ended 04/30/2008**		**Quarter ended 01/31/2008**		**Quarter ended 10/31/2007**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**288**	22	**105**	31	**568**	71	**251**	17
Eastmain Mine	**36**	3	**30**	9	**6**	1	**(36)**	(2)
Éléonore South	**0**	0	**2**	1	**186**	23	**1,150**	78
Xstrata JV	**11**	1	**22**	6	**12**	2	**34**	2
Azimut C	**15**	1	**37**	11	**5**	1	**23**	2
Ruby Hill	**951**	72	**28**	8	**6**	1	**3**	0
Reservoir	**0**	0	**31**	9	**3**	0	**14**	1
Radisson	**4**	0	**4**	1	**1**	0	**28**	2
Other	**18**	1	**82**	24	**10**	1	**6**	0
	1,323	100	**341**	100	**798**	100	**1,473**	100

Liquidity and Capital Resources

During the nine months ended July 31, 2009, the Company received proceeds of $206,107 from the issue of shares (the Company received $19.1 million from the exercise of common share purchase warrants and the issue of common shares in the nine months ended July 31, 2008). During the same period the Company invested $2.4 million in acquisition and exploration of mineral resource properties ($2.4 million in the nine months ended July 31, 2008). As at July 31, 2009 cash and cash equivalents, the current portion of marketable securities, prepaid expenses and sundry receivables totalled $15.5 million ($21.7million - July 31, 2008). Current liabilities are $0.1 million ($1.2 million - July 31, 2008) and the Company has no long-term debt. Accordingly, as the Company's base operating cost is approximately $60,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the nine months ended July 31, 2009, directors, officers, employees and other service providers of the Company undertook a private placement financing. The December 2008 private placement issue of 127,500 flow-through common shares at $1.00 raised net proceeds of $122,907. Other private placements may be completed if market conditions are appropriate.

Exploration expenditures on the Company's Québec projects currently generate mining duty and provincial resource exploration refunds to the Company of 46.1% of the qualifying expenditures. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec. The expenditures are subject to verification and adjustment by both the Québec Ministry of Natural Resources and the Ministry of Revenue. Rebates are recorded when they are actually received or confirmed receivable.

As at July 31, 2009, the Company has an estimated $300,000 in resource and mining duty credits recoverable from the Province of Québec for qualified expenditures incurred between November 1, 2007 and October 31, 2008. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recorded in the Company's financial statements. No provision has been made in the financial statements for resource credits arising from 2009 expenditures.

As at July 31, 2008 the Company was eligible for resource tax credits and mining duty rebates estimated at more than $350,000 for qualified expenditures up to October 31, 2007. Amounts received in respect of those claims were recorded in the financial statements for the year ended October 31, 2008.

The properties held by the Company are not income generating. The Company is reliant on equity markets over the long term to raise capital to fund its exploration activities. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Funds on-hand for future exploration costs are invested from time-to-time in money market funds, term deposits, bonds or certificates of deposit with maturities matching the Company's cash-flow requirements, which in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions are classified as available-for-sale and are also a component of the funds on-hand for exploration. Due to current financial market conditions, funds are being kept in short-term notes and interest-bearing bank accounts.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets designated as available-for-sale must be recorded at fair-market values. Unrealized gains or losses arising from the valuation of these financial assets are reported in the balance sheet as "Other Comprehensive Income (Loss)". Realized gains and losses are transferred to the statement of operations. The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale. The adjustment to fair-market value July 31, 2009, required a write-down from the cost of the Company's investments of $363,695. The effect on comprehensive net loss for the quarter was a loss of $22,310, (a gain of 111,956 for the nine months ended July 31, 2009). At July 31, 2008 investments were written from cost down by $244,811. The write-down from book value for the quarter ended July 31, 2008 was $178,945 ($733,727 for the nine months ended July 31, 2008). Actual gains or losses are recorded upon disposal of the investments. The Company is not actively seeking to dispose of any of its investments.

Accounts receivable at July 31, 2009 includes an amount of $35,764 for recoverable sales taxes, which are subject to verification and normally refunded within 60 to 90 days of the claim. Refunds of taxes are not considered a financial instrument since no obligation exists for governments to make these payments.

Accounts payable outstanding as at July 31, 2009 was $140,321 ($1,230,598 – 2008). The accounts payable amount varies from month-to-month depending on the amount of work performed and the time required to verify the satisfactory completion of work invoiced.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire (ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its nature as a mineral exploration business, generates non-capital tax losses, which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes, relating to resource expenditures, may be claimed by the investors when not claimed by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146, issued by the Emerging Issues Committee (EIC-146), regarding GAAP for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax liability of $97,305 in the nine months ended July 31, 2009 in connection with the December 2008 issue of flow-through shares, and a future income tax recovery of $53,700 in the nine months ended July 31, 2008 in connection with the December 2007 renunciation of expenditures associated with the issue of flow-through shares.

During the nine months ended July 31, 2009, there was no change in the number of common share purchase warrants outstanding. As at July 31, 2009 there were 6,828,200 common share purchase warrants at an average exercise price of $1.90 expiring July 3, 2010. If exercised, these warrants would result in proceeds to the Company of $13,061,727.

During the nine months ended July 31, 2009 a total of 200,000 stock options with an weighted average exercise price of $0.77 expired. Stock option compensation of 950,000 options was issued and 130,000 options were exercised with an weighted average exercise price of $0.64. As at July 31, 2009, 5,420,000 options were outstanding with a weighted average exercise price of $0.80, which if exercised, would result in proceeds of $4,329,800 to the Company.

The Company does not hold, and has never owned, any Asset-Backed Commercial Paper (ABCP).

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet arrangements.

Transactions with Related Parties

Related party transactions include $16,500 per month salary and $1,000 premises rent paid to the President of the Company. Consulting fees of $550 per day and out of pocket expenditures are paid to a related service provider.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of September 10, 2009 there are 86,180,918 common shares outstanding. In addition, as of June 10, 2009, 5,350,000 share purchase options and 6,868,200 common share purchase warrants are outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of the recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period before extraordinary items; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on stock-based compensation and hence results of operations. The assumptions used for options issued are detailed in Note 6 to the Interim Financial Statements and assumptions used for warrants are detailed in Note 7.

The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including but not limited to: exploration risk; development risk; commodity-price risk; operating risk; ownership and political risk; currency risk; and environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is also uncertain.

Change in Accounting Policy

There have been no changes in accounting policy since the year ended October 31, 2008.

Future Accounting Pronouncements
International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2012 filing, ending January 31, 2012, IFRS compliant 2011 quarterly comparative financial statements.

Currently under IFRS, companies deferring exploration expenditures as permitted under Canadian GAAP will be allowed to continue this practice. They may however, elect to expense exploration expenditures, as is the practice under US GAAP. Those currently treating exploration expenditures as operating expenses or those opting to write-off their deferred exploration expenditures will not be permitted to reverse these deferrals or defer any future exploration expenditures. The effect of adopting such a policy would cause the mining properties and deferred exploration expenditures, on the balance sheet as at July 31, 2009, in the amount of $26,207,210, to be written-off, therefore increasing the deficit from $9,900,653 to $36,107,863. If adopted, the loss per share under this policy for the quarter ended July 31, 2009 would be $0.011 and a loss of $0.015 for the nine months ended July 31, 2009.

Under IFRS, pre-exploration expenditures such as acquisition expenditures, leasing, staking, etc. are expensed. Companies electing to use the deferral method will also be allowed to continue the deferral of pre-exploration costs if such has been their past practice under Canadian GAAP. Eastmain's current policy is to defer both exploration and pre-exploration expenditures.

The company is currently planning its IFRS conversion implementation and has not as yet determined what policy it will adopt, with respect to exploration expenditures, under IFRS.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements and the Company does not hold any asset-backed commercial paper. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and marketable securities portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. All of the Company's investment portfolio has been designated as available-for-sale and is recorded at fair market value in accordance with CICA Handbook Section 3855.

Future Outlook

The Corporation has sufficient funds to continue its exploration programs for the foreseeable future. Our $4.4-million exploration budget is focused on expanding high-grade gold resources at Eau Claire, testing the Éléonore South JV and advancing the Eastmain Mine project to a drill stage, while other key projects move towards the discovery of new resources.

Drilling at Eau Claire and Éléonore South will continue in the fourth quarter. Current field work underway at Eastmain Mine will provide targets for a winter drill program.

The Corporation is well funded with 100% ownership of two gold deposits, as well as an early-stage discovery, located near a future mining operation in James Bay, Québec. Our current drilling campaigns together with rising precious metal prices continue to build shareholder value.

Subsequent events

Subsequent events have been assessed up to September 10, 2009. As at that date, there are no subsequent events to report.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc." dated December 30, 2005, which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to senior management, which includes the Company's President and Chief Executive Officer, Chief Financial Officer and the Corporate Secretary on a timely basis so that appropriate decisions can be made regarding public disclosure. As of July 31, 2009, the company's certifying officers, being the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of July 31, 2009, the disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings, (as such terms are defined in multilateral instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*), and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company's President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls were reviewed as at July 31, 2009. There were no changes during the nine months ended July 31, 2009 which materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

Use of Accounting Estimates

In preparing the financial statements, great care is taken to use appropriate Canadian generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Audited Consolidated Financial Statements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED JULY 31, 2009
EASTMAIN RESOURCES INC.

Responsibility for Financial Statements:

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2008 audited financial statements. Only changes in accounting information have been discussed in the current financial statements. These statements are presented on the accrual basis of accounting. A precise determination of many assets and liabilities is dependant upon future events. Using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited financial statements for the nine months ended July 31, 2009 and July 31, 2008.

EASTMAIN RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	July 31, 2009	October 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 13,853,202	$ 16,098,247
Marketable securities maturing in one year (Note 3)	1,579,539	755,361
Prepaid and sundry receivables	91,848	526,966
	15,524,589	17,380,574
Marketable securities (Note 3)	1,645,531	1,924,263
Equipment (Note 4)	75,126	96,941
Mineral properties and deferred exploration expenditures (Note 5)	26,207,210	25,992,671
	$ 43,452,456	$ 45,394,449
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 140,321	$ 1,911,673
Future income tax liabilities	97,305	53,700
Shareholders' equity		
Capital stock		
Authorized –		
Unlimited common shares		
Issued –		
Common shares (Note 6)	44,054,116	43,832,594
Warrants (Note 8)	4,681,823	4,681,823
Contributed Surplus	4,743,239	4,248,959
	53,479,178	52,763,376
Deficit	(9,900,653)	(8,858,649)
Accumulated other comprehensive loss	(363,695)	(475,651)
Total equity	43,214,830	43,429,076
	$ 43,452,456	$ 45,394,449

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2009	2008	2009	2008
EXPENSES				
Amortization	$ 7,269	$ 9,442	$ 21,815	$ 28,218
General and administration	113,941	231,241	502,979	632,521
Loss on the sale of investments	-	2,211	-	2,211
Professional fees	16,527	10,545	62,792	49,404
Stock option compensation (Note 6)	498,100	-	553,300	40,200
	635,837	253,439	1,140,886	752,554
Loss for the period before the following:	(635,837)	(253,439)	(1,140,886)	(752,554)
Interest and other income	12,241	78,536	110,929	185,440
Loss for the period before income taxes	(623,596)	(174,903)	(1,029,957)	(567,114)
Income taxes	(9,363)	-	(12,047)	-
Future income tax recovery (Note 6)	-	-	-	53,700
NET LOSS FOR THE PERIOD	(632,959)	(174,903)	(1,042,004)	(513,414)
DEFICIT, Beginning of period	(9,267,694)	(7,354,226)	(8,858,649)	(7,015,715)
DEFICIT, End of period	$ (9,900,653)	$ (7,529,129)	$ (9,900,653)	$ (7,529,129)
Loss per share, basic and diluted	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding, basic and diluted	85,886,662	72,178,356	85,886,662	72,178,356

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2009	2008	2009	2008
NET LOSS FOR THE PERIOD	$ (632,959)	$ (174,903)	$ (1,042,004)	$ (513,414)
OTHER COMPREHENSIVE INCOME (LOSS)				
Unrealized gains (loss) on available-for-sale financial assets arising during the period (net of income taxes and taxes recovered of $47,397 for the quarter; $193,262 for the nine month period in 2008)	(22,310)	(179,945)	111,956	(733,727)
COMPREHENSIVE LOSS FOR THE PERIOD	$ (655,269)	$ (354,848)	$ (930,498)	$ (1,247,141)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Shareholders' Equity
As at October 31, 2008 (audited)	$ 43,832,594	$ 4,681,823	$ 4,248,959	$ (475,651)	$ (8,858,649)	$ 43,429,076
Share capital issued	206,107	-	-	-	-	206,107
Flow-through tax effect	(43,605)	-	-	-	-	(43,605)
Options issued	-	-	553,300	-	-	553,300
Options exercised	59,020	-	(59,020)	-	-	-
Fair market value gain on available-for-sale financial assets	-	-	-	111,956	-	111,956
Net loss for the period	-	-	-	-	(1,042,004)	(1,042,004)
As at July 31, 2009 (unaudited)	$ 44,054,116	$ 4,681,823	$ 4,743,239	$ (363,695)	$ (9,900,653)	$ 43,214,830

The attached notes form an integral part of these financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended July 31, 2009	Three Months Ended July 31, 2008	Nine Months Ended July 31, 2009	Nine Months Ended July 31, 2008
Cash Provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (632,959)	$ (174,903)	$ (1,042,004)	$ (513,414)
Adjustments not affecting cash:				
Amortization	7,269	9,442	21,815	28,218
Future income tax recovery	-	-	-	(53,700)
Loss (gain) on sale of investments	-	2,211	-	2,211
Stock option compensation (Note 6)	498,100	-	553,300	40,200
Change in non-cash working capital items	(678,531)	303,398	(1,336,234)	(400,195)
	(806,121)	140,148	(1,083,123)	(896,680)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	64,000	15,912,301	206,107	19,129,501
INVESTING ACTIVITIES				
Mineral property and deferred exploration expenditures	(201,896)	(1,322,292)	(2,326,096)	(2,461,593)
Government resource credits	2,223,513	1,282,445	2,223,513	1,512,158
Purchase of equipment	-	(7,511)	-	(33,506)
Purchase of marketable securities	(591,557)	(77,526)	(1,542,988)	(186,691)
Net proceeds from the sale and redemptions of marketable securities	100,000	80,474	997,543	169,820
	1,530,060	(44,410)	(648,029)	(999,812)
Change in cash and cash equivalents	787,939	16,008,039	(2,245,045)	17,233,009
Cash and cash equivalents, beginning of period	13,065,263	1,639,343	16,098,247	414,373
Cash and cash equivalents, end of period	$ 13,853,202	$ 17,647,382	$ 13,853,202	$ 17,647,382

The attached notes form an integral part of these financial statements.

1. NATURE OF OPERATIONS

Eastmain Resources Inc. (the "Company" or "Eastmain") and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mining, exploration and development of resource properties. The Company is a publicly-held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The company is in the exploration stage of operations and has not yet determined whether its properties contain reserves that are economically recoverable. The recuperation of monies spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of its properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date, the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and therefore not compliant with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at July 31, 2009, the Company had an accumulated deficit of $9,900,653 and working capital of $15,384,268.

2. FINANCIAL RISK FACTORS

Sensitivity Analysis

The Company has designated its cash and cash equivalents and marketable securities as available-for-sale, which are both measured at fair-market value with unrealized gains and losses recorded in other comprehensive income. Financial instruments included in prepaid and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The carrying and fair-market value amounts of the Company's financial instruments are:

	July 31, 2009	
	Carried at cost ($)	Carried at fair Market value ($)
Cash and cash equivalents	13,843,818	9,384
Marketable securities	-	3,255,070
Prepaid expenses and sundry receivables	56,084	-
Accounts payable and accrued liabilities	(140,321)	-

Of the cash and cash equivalents balance of $13,853,202, cash denominated in Canadian dollars is carried at cost. The portion of cash on hand which is denominated in United States dollars is carried at Canadian fair-market value $9,384 using the July 31, 2009 Bank of Canada average exchange rate. Financial instruments included in prepaid and sundry receivables July 31, 2009 are $56,084 comprised of sundry receivables and prepaid expenses. Accounts receivable that represent sales taxes recoverable, are not considered a financial instrument. Based on Management's knowledge and experience of the financial markets, the Company believes that the following movements are "reasonably possible" over a twelve-month period:

i) Interest bearing bank accounts are at a variable rate. Investments maturing in less than one year are subject to renewal at differing interest rates. Sensitivity to a plus or minus 1% (100 basis point) change in interest rates would affect net income or loss by $137,000.

ii) The Company has investments in public companies. Sensitivity to a plus or minus 50% change in the fair-market value of those securities would affect comprehensive net income or loss by $281,000.

3. MARKETABLE SECURITIES

a) Marketable Securities

	July 31, 2009	October 31, 2008
Investment grade bonds	$ 2,663,335	$ 2,150,884
Dianor common shares	45,000	47,500
Threegold common shares	1,114	1,238
Western Uranium Corporation common shares	422,334	432,511
Western Lithium Corporation common shares	93,287	47,491
	3,225,070	2,679,624
Less:		
Current portion	(1,579,539)	(755,361)
	$ 1,645,531	$ 1,924,263

Bonds and other securities are recorded at current market values in accordance with CICA Section 3855 on financial instruments. The Company has classified all of its investments in marketable securities, including the investments below, as available-for-sale in the current year. Investments in bonds bear interest at annual rates ranging from 0.215% to 5.75%, maturing between August 18, 2009 and November 19, 2037. The weighted average of maturity dates is 2.7 years. Investments in public companies consist of shares in Dianor Resources Inc., which were acquired in exchange for geological data, shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc., shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims and shares in Western Lithium Corporation resulting from a spin-out of Western Uranium Corporation.

The Company has classified marketable securities as long-term assets. The current portion of marketable securities is comprised of those securities with maturity dates occurring in less than one year.

b) Hedging Activities

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

4. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value July 31, 2009	Net Book Value October 31, 2008
Computer equipment	$ 30,981	$ 25,058	$ 5,923	$ 7,643
Field equipment	251,619	182,416	69,203	89,298
	$ 282,600	$ 207,474	$ 75,126	$ 96,941

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Project	Balance October 31, 2008	Expenditures	Government Credits	Write Down & Recoveries	Balance July 31, 2009
Clearwater	$ 8,797,928	$ 1,559,127	$(1,073,510)	$ -	$ 9,283,545
Eastmain Mine	4,434,407	101,949	(55,540)	-	4,480,816
Éléonore South	2,917,114	123,256	(266,774)	-	2,773,596
Xstrata JV	3,586,993	321,241	-	-	3,908,234
Azimut Block C	652,885	80,000	(5,494)	-	727,391
Ruby Hill	2,341,526	45,018	(665,979)	-	1,720,565
Reservoir	372,539	10,240	(8,173)	-	374,606
Radisson	211,995	100,867	(4,890)	-	307,972
Québec Projects	1,704,245	96,173	(143,153)	-	1,657,265
New Brunswick Projects	903,084	181	-	-	903,265
Ontario Projects	69,955	-	-	-	69,955
	$ 25,992,671	$ 2,438,052	$(2,223,513)	$ -	$ 26,207,210

The following is a breakdown of mineral properties and deferred expenditures by type for the Company's significant projects for the nine months ended July 31, 2009.

Project	Balance Oct. 31, 2008	Drilling & Assays	Technical Surveys	Project Acquisition	Government Credits & Write Downs	Total	Balance July 31, 2009
Clearwater	$ 8,797,928	$ 1,440,028	$ 74,971	$ 44,128	$(1,073,510)	$ 485,617	$ 9,283,545
Eastmain Mine	4,434,407	2,854	81,805	17,290	(55,540)	46,409	4,480,816
Éléonore South	2,917,114	90,124	27,240	5,892	(266,774)	(143,518)	2,773,596
Xstrata JV	3,586,993	293,206	25,172	2,863	-	321,241	3,908,234
Azimut C	652,885	-	-	80,000	(5,494)	74,506	727,391
Ruby Hill	2,341,526	8,657	14,314	22,047	(665,979)	(620,961)	1,720,565
Reservoir	372,539	-	10,461	(221)	(8,173)	2,067	374,606
Radisson	211,995	-	82,467	18,400	(4,890)	95,977	307,972
Other	2,677,284	-	31,460	64,894	(143,153)	(46,799)	2,630,485
Total	$ 25,992,671	$ 1,834,869	$ 347,890	$ 255,293	$(2,223,513)	$ 214,539	$ 26,207,210

Mineral properties and deferred exploration expenditures are recorded at cost.

As at July 31, 2009 the Company has outstanding refund claims for mining duties and resource investment tax credits from the Ministry of Natural Resources (Québec) and Revenue Québec in respect to claims filed up to October 31, 2008 amounting to approximately $300,000. As of the financial statement date the Company had not received confirmation of those refund amounts, therefore they have not been reflected in the financial statements. The Company currently recovers approximately 46.1% of eligible Québec expenditures in government credits. No provision has been made in the financial statements for resource credits arising from 2009 expenditures.

6. CAPITAL STOCK

Common Shares	Shares	Amount
Issued and outstanding, October 31, 2008 (audited)	85,754,418	$ 43,832,594
Private placement (i)	127,500	127,500
Cost of issue (i)		(4,593)
Flow-through tax effect (ii)		(43,605)
Stock options exercised	130,000	83,200
Black-Scholes value of options exercised		59,020
Issued and outstanding, July 31, 2009 (unaudited)	86,011,918	$ 44,054,116

i) In December 2008 the Company issued 127,500 flow-through shares in a private placement to directors, officers, employees and other service providers at $1.00 per share for gross proceeds of $127,500. Legal costs in connection with the private placement were $4,593.

ii) The Company has adopted EIC-146, whereby the Company recognizes the future tax liability and reduces shareholders' equity accordingly, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The Company is then allowed to offset the future income tax liability against unrecognized future income tax assets, if certain criteria are met. As a result of the private placement in note 6(i), the Company has recorded a future income tax liability of $43,605.

7. STOCK OPTIONS

The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. Under the plan, the Company may issue options, up to a maximum of 10% of the common shares outstanding, at prices not less than the market price of the common shares at the close of the trading day on the day immediately preceding the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant. The Company applies the fair-market value method of accounting for all stock-based compensation awards.

For purposes of the options granted, the fair-market value of each option is estimated on the date of grant using the Black-Scholes option pricing model applying the following assumptions:

	2009
Dividend yield	0
Expected volatility	50.7%-68.1%
Risk free interest rate	1.93%-2.82%
Expected term – years	5

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2008 (audited)	4,800,000	$ 0.71
Issued during the period	950,000	$ 1.22
Exercised during the period	(130,000)	$ 0.64
Cancelled or expired during period	(200,000)	$ 0.77
Outstanding, July 31, 2009 (unaudited)	5,420,000	$ 0.80

7. STOCK OPTIONS (continued)

Stock options outstanding as at July 31, 2009

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
November, 2009	281,480	620,000	0.64
February, 2010	30,500	100,000	0.48
April, 2010	183,000	600,000	0.43
June, 2010	44,700	150,000	0.42
November, 2010	28,700	100,000	0.52
January, 2011	358,200	900,000	0.72
April, 2012	40,500	100,000	0.75
June, 2012	312,375	975,000	0.78
January, 2013	40,200	100,000	0.79
September, 2013	386,925	825,000	0.96
April, 2014	55,200	100,000	0.96
June, 2014	498,100	850,000	1.25
	2,259,880	5,420,000	0.80

8. WARRANTS

For purposes of the warrants granted, the fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model.

Warrants outstanding as at July 31, 2009

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
July, 2010	3,754,616	5,723,500	2.00
July, 2010	927,207	1,144,700	1.41
	4,681,823	6,868,200	1.90

9. SUPPLEMENTARY INFORMATION

As at July 31, 2009, contributed surplus is comprised of the following:

Outstanding, October 31, 2008 (audited)	$ 4,248,959
Options granted	553,300
Options exercised	(59,020)
Outstanding, July 31, 2009 (unaudited)	$ 4,743,239

10. RELATED PARTY TRANSACTIONS

Management wages paid to a director	$ 135,000
Premises rent paid to a director	$ 9,000
Geological and administrative fees and out-of-pocket expenditures to a private company controlled by a service provider to the Company	$ 105,090

11. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

CORPORATE INFORMATION

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D.*
Director

David K. Joyce,
Director

William L. Koyle *
Director

Richard W. Hutchinson, Ph.D.
Chief Technical Advisor

Neil Hillhouse, Ph.D.
Special Advisor

Jacques Bonneau, P. Eng., M.Sc.
Special Advisor

Dr. Ted Moses, (former Grand Cree Grand Chief)
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Marrelli & Drake
50 Richmond Street East, Suite 101
Toronto, Ontario, Canada, M5C 1N7

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, Canada, M5H 3C2

TRANSFER AGENT

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

SHARE STRUCTURE

Issued: 86,011,918
Options: 5,420,000 ($4,329,800)
Warrants: 6,868,200 ($13,061,027)

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

RR#1, 834572, 4th Line Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: info@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

Exploration – Discovery – Profitability